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                                                                 Exhibit (a)(16)

Dear

In connection with Airspan Networks Inc.'s Offer to Exchange dated December 13, 2001 as amended, we have received your completed and signed signature page to the Acceptance Letter.

This confirmation of receipt does NOT constitute an acceptance by Airspan Networks Inc. of your tendered options. We are in the process of confirming your eligibility to participate in the Offer to Exchange, and will notify you on the expiration of the Offer, whether your tendered options have been accepted for exchange.

Thank you

Barbara Sheard
Director of Human Resources